“

# Augmented Reality Custom-Made Save the World


BARU
Furniture

BARU

*A New Business Paradigm*

# BARU Technology Customizes Furniture Hometown Suppliers

**Made in Your Hometown**
**Delivered in Under 2 Weeks**



*The Problem*

# Frustrated Buyers


BREAKFAST ROOM
BEDROOM
DRESSING AREA
KITCHEN
LIVING ROOM / FORMAL DINING AREA
WIC
WIC
FOYER
CL
CL
ENTRY
BEDROOM
11'7" x 16'9"
KITCHEN/ LIVING/ DINING ROOM
11'7" x 17'8"
REF
BATH
5' x 7'
CLOSET
BATH
CLOSET
BEDROOM
13'2" x 14'3"
BATH
DW
KITCHEN
6' x 11'
REF
LIVING/ DINING ROOM
12'6" x 18'5"
FOYER
8'7" x 7'4"
WALK IN CLOSET
CLOSET

# 56%

## Struggle With Sizing

**Homes come in all shapes and sizes.**
**Finding furniture that fits is challenging.**
**It doesn't have to be hard.**



*BARU's Solution*

# Design Furniture in Augmented Reality

**BARU's platform is easy!**

Design furniture, adjust size, change colors, choose materials. All in the palm of your hand.

Your custom product design automatically appears at BARU's hometown manufacturing partner.

## Patent Pending

Patent Application
Number 16/439,831


BARU
All Furniture
Bed with Storage
Bookshelf
Console Cabinet
Desk
Room Divider
Dressing Console

01
Pick Product


Object
AR
24"
56"
28"
Confirm

02
Customize


Delivered in a week

03
Order

*The Opportunity*

# Idle Manufacturers Are Everywhere



## Capital-Efficient

## Zero-Footprint

## BARU Manufacturing Network



| | |
|---|---|
| New York | 67 local shops |
| California | 23 local shops |

**BARU created a UI that removes the frictions to deploy idle CNC assets in a marketplace platform.**

*The Baru Difference*

# Save the World

### Decrease Global Shipping

Avoiding 12 tons $CO^2$ per Container-load
Equalling 27,000 Passenger Car Miles or
1-year Energy Needs of a Large Home

### Local Community

Supporting Local Businesses
Creating Local Jobs
Reducing Waste

### Plant 3 Trees

Improving Air, Water, & Biodiversity
Replenishing Lumber Resources
Clean Pollutants & Make Oxygen

*The 80/20 Rule Among Shoppers*

# BARU's Core Customers

## Millennials are

# 37%

## of households

- Want convenience
- Want personalization
- Want it online and fast



80% of Shoppers
$18 billion
US Annual Sales
Mass-Produced Furniture
BARU
BARU

# $3 Billion

*Design and buy the perfect size*

# BARU Expands Total Market

- $18 billion industry
- $3 billion SAM
- $1 billion SOM


$$$$
Custom Workshops
RH
RESTORATION HARDWARE
west elm
POTTERY BARN
Crate&Barrel
houzz
BARU
Limited Sizes
Any Size
wayfair
ASHLEY FURNITURE HomeStore
IKEA
VCF VALUE CITY FURNITURE
$

*Concurrent with Fundraising*

# 2020 Launch Plan


Tech built
Generating sales
Activated 5 regions in 3 weeks
(15 regions awaiting activation)
1st-Year Post Funding Sales
1,032 units ($1.06m)
Apr 20
May 20
Jun 20
Jul 20
Aug 20
Sep 20
Oct 20
Nov 20
Dec 20
Jan 21
Google
PASSPORT CORPORATE
Microsoft
YouTube
ORACLE
Andre Vaseghi
Brand Architect
and Marketing
kate spade
NEW YORK

These are forward-looking figures that cannot be guaranteed.

*Concurrent with Fundraising*

# Profitable Partnerships

**Apple, Google** and **Microsoft** employees asked for BARU to be on their employee benefits plan (Passport Corporate) - BARU will enroll as a retailer in Passport.

www.microsoftprime.com

Apple Google Microsoft

Launch by leveraging corporate endorsements for **home-office desks** and **Passport Corporate.**

PASSPORT® CORPORATE

BARU is working to develop a brand position and statement with brand architect, **André Vaseghi**, André was the original branding and creative director at Kate Spade NY.

www.andrebean.com





# Value Comparison


Material Content
Manufacture/Distribution
Gross Margin
SG&A Overhead
Net Profit
$1,400 Proforma Comparison
wayfair
Non-Custom Cabinet
$140 | 10%
- Poor Materials
$925 | 66%
- Production Costs
- Distribution Costs
- Inventory Costs
$335 | 24%
- Gross Margin
$434 | 31%
- SG&A
- Overhead
-$99 | -7%
- Net Losses
Reallocate 50% Of Value
$1,400
BARU
Customized Product
$490 | 35%
- 5X Higher Quality Materials
$420 | 30%
- Distributed Manufacturing
- Utilizing Idle Machine Time
$490 | 35%
- Gross Margin
$280 | 20%
- SG&A
$210 | 15%
- BARU Net Profit

These are forward-looking figures that cannot be guaranteed.

*Post Series A Funding*

# Sales Forecast

- **$1 billion production capacity** for zero investment
- 60 metro areas totaling 225m population


EBITDA
SG&A
COGS
REVENUE
Millions
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$1m
$35m
$144m
$360m
$601m
$962m
2020
2021
2022
2023
2024
2025

| | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|---|
| Manufacturing Partners & Delivery Zones | 8 | 32 | 68 | 92 | 152 | 193 |

These are forward-looking figures that cannot be guaranteed.

# Executive Team



## Tino Go, Founder & CEO

- Finance & Operations, US & Europe
- Restructuring Consultant for Ford Motor
- Oversaw growth $12M to $25M and acquisitions for $60M sales increase
- CFO for $1.2B N. Am. business unit

BASF
We create chemistry



## Kevin Rainbolt, CTO

- Experienced leader of global team of 20 engineers with a $5M operating budget
- Developed massive PC-based high-fidelity flight simulation test harness for aerospace systems validation and verification



## Leland Thomasset, VP Product

- 30-yrs Owner of Taghkanic Woodworking
- Nationally recognized thought leader for manufacturing automation
- Cabinet Makers Association, Long-term Board Member & 2019 CMA President

Taghkanic Woodworking

*Use of Funds*

# Growth Funding

- **SAFE 20% discount, pro-rata rights, valuation cap**
- **Angels invested $255k***
- **Founders invested $170k**

## Exits and Strategics

Nasdaq
Pinterest
Etsy
amazon
wayfair
Rakuten

## 2020 Use of Funds
## $1 Million Growth Round



Allocation
22%
Partnerships
14%
Administrative
16%
Technology
31%
Sales
17%
Marketing

* John Dean (CEO Silicon Valley Bank, retired), John Davidson (Startup Capital Ventures, retired), Lyric Turner (Furniture Industry Professional), John Stinson (Entrepreneur), Sitrova Innovations, Wefunder

BARU

*A New Business Paradigm*



# Support BARU
# Grow Local Manufacturing
# Save The World